Filed by Liberty Global plc
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Ziggo N.V.

English and Dutch language versions of the following communication were published to Liberty Global and Ziggo employees on February 13, 2014.
***
Dear colleague,
On January 27, the proposed acquisition of Ziggo by Liberty Global was announced. UPC Netherlands and Ziggo will bundle their forces and form a new Dutch company that will have the innovation and investment capacity to build a strong national infrastructure and a leading market position.
In preparation of the proposed merger of the two companies, an Integration Committee has been formed. The Integration Committee is the central body during the approval period, that will design the concept for the new company and define the strategy and transition plan for Liberty Global / UPC Netherlands and Ziggo .
The Integration Committee consists of three members of Liberty Global/UPC Netherlands and three Ziggo members :
Diederik Karsten, Executive Vice President Liberty Global European Broadband Operations - Chairman,
Baptiest Coopmans, Managing Director UPC Netherlands
Ritchy Drost, Chief Financial Officer, Liberty Global European Broadband Operations
René Obermann, Chief Executive Officer Ziggo
Bert Groenewegen, Chief Financial Officer Ziggo
Arent van der Feltz, Vice President Corporate Development, Legal, Regulatory and Public Affairs Ziggo
The Integration Committee has had its first exploratory meeting this week. The coming month will be dedicated to planning and assumptions. At each milestone an information update will be done. Being transparent and conscientious towards employees is key to us.

Sincerely,
Diederik Karsten

Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences, benefits and opportunities of the transaction, the purpose and scope of the integration committee and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate Ziggo’s operations, continued use by subscribers and potential subscribers of Ziggo’s services, the ability to achieve expected operational efficiencies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission (“SEC”) including Liberty Global’s most recently filed Form 10-K. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Additional Information and Where to Find it
Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global. In connection with the proposed acquisition of Ziggo, Liberty Global will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing an offer memorandum/prospectus regarding the transaction. SHAREHOLDERS OF ZIGGO AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER MEMORANDUM/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Ziggo shareholders will be able to obtain a free copy of the registration statement and offer memorandum/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and offer memorandum/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, CO 80112, Attention: Investor Relations.